

DIVISION OF CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 24, 2009

Mr. Daniel P. Florin
Senior Vice President and Chief Financial Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana 46582

> **Re: Biomet, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed August 28, 2008**
> **File No. 001-15601**

Dear Mr. Florin:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant